EXHIBIT 12.1

PG&E CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2016	Year Ended December 31,
(in millions)		2015	2014	2013	2012	2011
Earnings:
Net income	$711	$888	$1,450	$828	$830	$858
Income tax (benefit) provision	(105)	(27)	345	268	237	440
Fixed charges	1,088	1,284	1,206	1,012	931	919
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(10)	(14)	(15)	(16)	(15)	(17)

Total earnings	$1,684	$2,131	$2,986	$2,092	$1,983	$2,200

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$1,036	$1,218	$1,140	$942	$859	$846
Interest on capital leases	3	4	6	7	9	16
AFUDC debt	39	48	45	47	48	40
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	10	14	15	16	15	17

Total fixed charges	$1,088	$1,284	$1,206	$1,012	$931	$919

Ratios of earnings to fixed charges	1.55	1.66	2.48	2.07	2.13	2.39
Total preferred stock dividends	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$1,088	$1,284	$1,206	$1,012	$931	$919
Ratios of earnings to combined fixed charges and preferred stock dividends	1.55	1.66	2.48	2.07	2.13	2.39

Note:

For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities. “Preferred stock dividends” represent the deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities. Currently we do not have any shares of our preferred stock outstanding.